UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 10, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 January 2025 entitled ‘INDUS TOWERS STAKE SALE AND VI SHAREHOLDING’.

10 January 2025

INDUS TOWERS STAKE SALE AND VI SHAREHOLDING

Further to the announcement on 4 December 2024, Vodafone Group Plc ("Vodafone") announces that it has successfully completed the placing of its remaining 79.2 million shares in Indus Towers Limited ("Indus") representing 3.0% of Indus' outstanding share capital through an accelerated book build offering (the "Placing") on 5 December 2024.

The Placing raised INR 28.0 billion (US$330 million) in proceeds, of which INR 8.9 billion (US$105 million) has been used to fully repay outstanding borrowings to Vodafone's existing lenders, secured against Vodafone's Indian assets1 and settle transaction fees.

Residual proceeds of INR 19.1 billion (US$225 million) have been used to acquire 1.7 billion equity shares in Vodafone Idea Limited ('Vi') through a preferential allotment of shares (a "Capital Raise"), increasing Vodafone's shareholding in Vi to 24.39%2 (from 22.56%). Vi have used the proceeds from this Capital Raise to pay outstanding Master Service Agreement ("MSA") dues to Indus. Following this, Vodafone's obligations to Indus under the Security Arrangements3 have now been satisfied in full.

- ends -

Notes

1.    These borrowings were included in Vodafone's reported borrowings but excluded from Net Debt.

2.    The acquiring entities in Vi were Omega Telecom Holdings Private Limited and Usha Martin Telematics Limited.

3.    Under the terms of the security arrangements entered into between Vodafone and Indus (the "Security Arrangements"), Indus had a security over the residual proceeds from the Placing (after repayment of Vodafone's outstanding borrowings) to guarantee obligations from Vi to Indus under the MSAs.

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company. We provide mobile and fixed services to over 330 million customers in 15 countries, partner with mobile networks in 47 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve almost 83 million customers across seven countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: January 10, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary